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Exhibit (a)(1)(viii)

        This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated October 5, 2009 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

 Notice of Offer to Purchase for Cash
All Outstanding Class A Ordinary Shares
of
OpenTV Corp.
at
$1.55 Net Per Share
by
Kudelski Interactive Cayman, Ltd.
an indirect wholly owned subsidiary of
Kudelski SA

        Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"), is offering to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), not owned by Parent or its wholly owned subsidiaries (the "Kudelski Group") for $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 6, 2009, UNLESS THE OFFER IS EXTENDED.

        The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in the Company. According to the Company's Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission ("SEC") on September 8, 2009, as of July 31, 2009 there were outstanding 107,908,502 Shares. The Kudelski Group owns 14,436,148 Shares representing approximately 13.4% of the outstanding Shares (assuming no change in the number of outstanding Shares since July 31, 2009). In addition, the Kudelski Group owns 100% of the Company's outstanding Class B ordinary shares. The Shares and the Class B ordinary shares owned by the Kudelski Group together represent approximately 32.3% of the outstanding ordinary shares of the Company and approximately 77.2% of the total voting power of the outstanding ordinary shares of the Company (assuming no change in the number of outstanding Shares since July 31, 2009).

        If following the consummation of the Offer the Kudelski Group owns ordinary shares of the Company representing 90% or more of the total voting power of the outstanding ordinary shares of the Company, the Kudelski Group will be eligible to and may cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group. If the Offer is consummated and a subsequent redemption takes place, shareholders not tendering in the Offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per Share consideration paid in the redemption, which would be the "fair value" of the Shares as determined by the directors of the Company in accordance with their fiduciary duties under the laws of the British Virgin Islands.

        If a subsequent redemption does not take place, but pursuant to the Offer the Purchaser nonetheless acquires a majority of the Shares not owned by (i) Parent or its affiliates and (ii) the executive officers and directors of the Company, the Purchaser intends to seek to cause the Company to terminate the listing of the Shares on The NASDAQ Global Market. Further, if the number of shareholders of record of the Company is reduced to below 300, the Purchaser intends to seek to cause the Company to deregister the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to suspend its reporting obligations with the SEC.

        The Kudelski Group has made no decision at this time as to whether to cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by it if it is eligible to do so. Any such decision will be made following the expiration of the Offer.

        The Offer is being made without obtaining the prior approval or recommendation of the Company's board of directors or any special committee thereof.

        Shareholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

        The Offer is conditioned upon Parent receiving proceeds under its credit facility with Credit Suisse and Banque Cantonale Vaudoise that, when added to available cash held by the Kudelski Group, are sufficient to acquire the Shares validly tendered and accepted for payment in the Offer and pay related fees and expenses. The Offer is not conditioned on a minimum number of Shares being validly tendered. The conditions to the Offer are described in the Offer to Purchase.

        Subject to any applicable rules and regulations of the SEC, the Purchaser expressly reserves the right in its sole discretion to (i) terminate the Offer if any of the conditions to the Offer have not been satisfied, (ii) extend the Offer at any time and from time to time for any reason or (iii) waive any condition or otherwise amend the Offer in any respect at any time, in each case, by giving oral or written notice of such termination, extension, waiver or amendment to the Depositary and by making a public announcement thereof. After the expiration of the Offer, the Purchaser may, but is not obligated to, provide a subsequent offering period. A subsequent offering period, if provided, will be an additional period of time, beginning after the Purchaser has accepted for purchase Shares tendered in the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the price paid for Shares in the Offer. The Purchaser currently intends to determine whether to provide a subsequent offering period to permit the tender of additional Shares after the expiration of the Offer.

        The Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)) and (iii) any other required documents. Tendering shareholders can withdraw some or all of the Shares that they previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after December 3, 2009 unless theretofore accepted for payment as provided in the Offer to Purchase. Once the Purchaser accepts Shares for payment, tendering shareholders will no longer be able to withdraw them.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        In general, the sale of Shares pursuant to the Offer and any redemption of Shares by the Company will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All shareholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Purchaser will make a request to the Company for its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

        Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained promptly, at the Purchaser's expense, from the Information Agent. The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
 Call Toll-Free: (800) 322-2885

Email: opentv@mackenziepartners.com

The Dealer Manager for the Offer is:

October 5, 2009

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  Exhibit (a)(1)(viii)
Notice of Offer to Purchase for Cash All Outstanding Class A Ordinary Shares of OpenTV Corp. at $1.55 Net Per Share by Kudelski Interactive Cayman, Ltd. an indirect wholly owned subsidiary of Kudelski SA
The Information Agent for the Offer is